Balance Sheet

FreshMynd Inc.

As of Dec 31, 2018



ACCOUNTS	Dec 31, 2018
Assets	
Total Cash and Bank	$28,794.95
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**$28,794.95**
Liabilities	
Total Current Liabilities	$4,311.38
Total Long-term Liabilities	$0.00
Total Liabilities	**$4,311.38**
Equity	
Total Other Equity	$51,589.87
Total Retained Earnings	-$27,106.30
Total Equity	**$24,483.57**

Balance Sheet

FreshMynd Inc.

As of Dec 31, 2019



ACCOUNTS	Dec 31, 2019
Assets	
Total Cash and Bank	$22,849.68
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**$22,849.68**
Liabilities	
Total Current Liabilities	$5,532.63
Total Long-term Liabilities	$0.00
Total Liabilities	**$5,532.63**
Equity	
Total Other Equity	$51,589.87
Total Retained Earnings	-$34,272.82
Total Equity	**$17,317.05**

Profit and Loss



FreshMynd Inc.

Date Range 1: Jan 01, 2019 to Dec 31, 2019

Date Range 2: Jan 01, 2018 to Dec 31, 2018

ACCOUNTS	Jan 01, 2019 to Dec 31, 2019	Jan 01, 2018 to Dec 31, 2018	Change	
Income				
Sales	-$346.50	$391.11	-$737.61	-188.59%
Uncategorized Income	$0.00	$391.11	-$391.11	-100.00%
Total Income	**-$346.50**	**$782.22**	**-$1,128.72**	**-144.30%**
Total Cost of Goods Sold	**$0.00**	**$0.00**	**$0.00**	**0.00%**
Gross Profit As a percentage of Total Income	**-$346.50** 100.00%	**$782.22** 100.00%	**-$1,128.72**	**-144.30%**
Operating Expenses				
Accounting Fees	$1,142.50	$1,750.00	-$607.50	-34.71%
Bank Service Charges	$0.00	$85.00	-$85.00	-100.00%
Dues & Subscriptions	$472.40	$0.00	$472.40	0.00%
Medical Supplies	$5,205.12	$19,355.18	-$14,150.06	-73.11%
Total Operating Expenses	**$6,820.02**	**$21,190.18**	**-$14,370.16**	**-67.82%**

Net Profit	**-$7,166.52**	**-$20,407.96**	**$13,241.44**	**64.88%**
As a percentage of Total Income	2,068.26%	-2,608.98%		